UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 3)

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.
(Name of the Issuer)
Bright Horizons Family Solutions, Inc.
Bright Horizons Capital Corp. (f/k/a Swingset Holdings Corp.)
Bright Horizons Acquisition Corp. (f/k/a Swingset Acquisition Corp.)
Bain Capital Fund X, L.P.
Joshua Bekenstein
(Name of Person(s) Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
109195107
(CUSIP Number of Class of Securities)

Stephen I. Dreier
Chief Administrative Officer and Secretary
Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, Massachusetts 02472
(617) 673-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)
Copies to:

James H. Cheek, III, Esq.	Creighton O’M. Condon, Esq.	R. Newcomb Stillwell, Esq.
Howard H. Lamar III, Esq.	Eliza W. Swann, Esq.	William M. Shields, Esq.
Bass, Berry & Sims PLC	Shearman & Sterling LLP	Ropes and Gray
315 Deaderick Street	599 Lexington Avenue	One International Place
Suite 2700	New York, NY 10022	Boston, MA 02110
Nashville, TN 37238	(212) 848-4000	(617) 951-7000
(615) 742-6200
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,315,004,265.47	$51,679.67
*	The transaction value was determined based upon the sum of (a) $48.25 per share of 26,303,892 shares of Bright Horizons Common Stock, (b) $48.25 minus the weighted average exercise price of $22.41 per share of outstanding options to purchase 1,769,183 shares of Bright Horizons Common Stock, and (c) $48.25 per share with respect to 2,607 shares of Bright Horizons Common Stock issuable upon the conversion of restricted share units.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.00003930.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $51,679.67
Form or Registration No.: Schedule 14A
Filing Party: Bright Horizons Family Solutions, Inc.
Date Filed: April 4, 2008

INTRODUCTION
     This Amendment No. 3 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) Bright Horizons Family Solutions, Inc., a Delaware corporation (“Bright Horizons” or the “Company”), the issuer of the Bright Horizons Common Stock that is subject to the Rule 13e-3 transaction, (2) Bright Horizons Capital Corp. (formerly known as Swingset Holdings Corp.), a Delaware corporation (“Parent”), (3) Bright Horizons Acquisition Corp. (formerly known as Swingset Acquisition Corp.), a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), (4) Bain Capital Fund X, L.P., a Cayman Islands limited partnership (“Bain”) and (5) Joshua Bekenstein, an individual (“Bekenstein”). Bright Horizons, Parent, Merger Sub, Bain and Bekenstein are collectively referred to herein as the “Filing Persons”.
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

TABLE OF CONTENTS

Item 15. Additional Information
Item 16. Exhibits
SIGNATURES
Exhibit Index

Item 15. Additional Information
Regulation M-A Item 1011
     Item 15(b) is hereby amended and supplemented as follows:
     On May 7, 2008, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of January 14, 2008, by and among the Company, Parent and Merger Sub.
     On May 28, 2008, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent. Generally, at the effective time of the Merger, (i) each outstanding share of common stock of the Company (other than certain shares held by the Rollover Holders) was automatically converted into the right to receive $48.25 in cash, without interest, and (ii) the separate corporate existence of Merger Sub ceased.
     As a result of the Merger, the Company common stock became eligible for delisting from The NASDAQ Global Select Market (the “NASDAQ”) and termination of registration pursuant to Rule 12g-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will cease to trade on NASDAQ prior to the open of trading on May 29, 2008. Accordingly, on May 28, 2008, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.
Item 16. Exhibits
Regulation M-A Item 1016
Item 16 is amended and supplemented by the addition of the following exhibit thereto:

(a)(4)	Press Release dated May 28, 2008

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated May 28, 2008

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.
By:	/s/ Stephen I. Dreier
	Name:	Stephen I. Dreier
	Title:	Chief Administrative Officer and Secretary

BRIGHT HORIZONS CAPITAL CORP.
By:	/s/ Andrew Balson
	Name:	Andrew Balson
	Title:	Authorized Person

BRIGHT HORIZONS ACQUISITION CORP.
By:	/s/ Andrew Balson
	Name:	Andrew Balson
	Title:	Authorized Person

BAIN CAPITAL FUND X, L.P.
By: Bain Capital Partners X, L.P., its General Partner
By: Bain Capital Investors, LLC, its General Partner

By:	/s/ Andrew Balson
	Name:	Andrew Balson
	Title:	A Duly Authorized Representative

JOSHUA BEKENSTEIN
By:	/s/ Joshua Bekenstein
	Name:	Joshua Bekenstein

Exhibit Index

(a)(1)
Letter to Stockholders of Bright Horizons Family Solutions, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Bright Horizons Family Solutions, Inc. with the Securities and Exchange Commission on April 4, 2008 (as amended, the “Proxy Statement”)

(a)(2)	Notice of Special Meeting of Stockholders of Bright Horizons Family Solutions, Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	Proxy Statement of Bright Horizons Family Solutions, Inc., incorporated herein by reference to the Proxy Statement

(a)(4)	Press Release dated May 28, 2008

(b)(1)	Letter Agreement, dated as of January 14, 2008, among Goldman Sachs Credit Partners L.P., Swingset Holdings Corp. and Swingset Acquisition Corp. *

(b)(2)	Letter Agreement, dated as of January 14, 2008, among Goldman Sachs Mezzanine Partners V, L.P., Swingset Holdings Corp. and Swingset Acquisition Corp.*

(b)(3)	Limited Guarantee, dated as of January 14, 2008, by Bain Capital Fund X, L.P. in favor of Bright Horizons Family Solutions, Inc.*

(b)(4)	Letter Agreement, dated as of January 14, 2008, among Bain Capital Fund X, L.P. and Swingset Holdings Corp.*

(c)(1)	Fairness Opinion of Goldman, Sachs & Co., dated as of January 14, 2008, incorporated herein by reference to the Proxy Statement

(c)(2)	Fairness Opinion of Evercore Group L.L.C., dated as of January 14, 2008, incorporated herein by reference to the Proxy Statement

(c)(3)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated June 13, 2007*

(c)(4)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated November 6, 2007*

(c)(5)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 9, 2008*

(c)(6)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 13, 2008*

(c)(7)	Presentation of Evercore Group L.L.C. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated November 6, 2007*

(c)(8)	Presentation of Evercore Group L.L.C. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 9, 2008*

(c)(9)	Presentation of Evercore Group L.L.C. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 13, 2008*

(d)(1)
Agreement and Plan of Merger, dated as of January 14, 2008, by and among Bright Horizons Family Solutions, Inc., Swingset Holding Corp. and Swingset Acquisition Corp., incorporated herein by reference to the Proxy Statement

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement

(g)	None
* Previously filed on February 19, 2008.